UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIONS PETROLEUM INC.

(Name of Issuer)

Common

(Title of Class of Securities)

                53626T 10 9

(CUSIP Number)

Gordon L. Wiltse, CFO

600 17th Street, Suite 2800 South, Denver, CO, 80202

(720) 359-1604

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Cusip No.   53626T 10 9

1.     Name of Reporting Persons:   Duane D. Fadness

2. Check the Appropriate Box If a Member of a Group	(a) [ ] (b) [ ]

3.     SEC Use Only

4.     Source of Funds: OO

5.     Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization          USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 3,500,000
10. Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

3,500,000

12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares

13.     Percent of Class Represented by Amount in Row (11)     25.5%

14.     Type of Reporting Person

IN

Item 1.  Security and Issuer

Lions Petroleum Inc. common stock

Gordon L. Wiltse, Chief Financial Officer

600 17th Street, Suite 2800 South

Denver, Colorado 80202

Item 2.  Identity and Background

Duane D. Fadness

1274 Fillmore Street

Denver, Colorado 80206

Currently, employed with Anadarko Petroleum Corp. located at 1099 18th Street, Suite 1200, Denver, Colorado 80202.

For the past five years, Mr. Fadness has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding enjoining him from future violations of the federal or state securities laws or finding him in violation with respect to any of those laws.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Fadness performed services for Lions Petroleum and in consideration for his services the management of Lions Petroleum transferred an aggregate of 3,300,000 shares to Mr. Fadness.  Specifically, Gordon L. Wiltse, CFO of Lions Petroleum, transferred 1,650,000 shares to Mr. Fadness and Dale M. Paulson, director of Lions Petroleum, transferred 1,650,000 shares to Mr. Fadness.

Item 4.  Purpose of Transaction

The purpose of the transaction was to compensate Mr. Fadness for services performed by him under his consulting agreement by transferring to him Lions Petroleum common stock.  Mr. Fadness entered into a consulting agreement, dated October 25, 2005, with Lions Petroleum, for a term of 36 months.  The consulting agreement provided that Mr. Fadness would provide consultation in the area of oil and gas properties and would introduce Lions Petroleum’s management to any and all prospective oil and gas properties which may be available or for which participation is available.

Item 5.  Interest in Securities of the Issuer

Mr. Fadness beneficially owns 3,500,000 shares of Lions Petroleum common stock, which represents 25.5% of the issued and outstanding shares based on the company’s most recent quarterly report filed with the Securities and Exchange Commission.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to Be Filed as Exhibits

The Consulting Agreement between Lions Petroleum and Duane D. Fadness, dated October 25, 2005 is incorporated by reference to Exhibit 10.3 of Lions Petroleum Inc.’s Form 10-QSB filed February 15, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007

Signature: /s/ Duane D. Fadness

   Duane D. Fadness